

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4720

November 19, 2015

Mr. Ron Gorczynski
EVP Chief Accounting Officer
Bank of North Carolina/BNC Bancorp
3980 Premier Drive, Suite 210
High Point, NC 27265

> **Re:** **BNC Bancorp**
> **Registration Statement on Form S-4**
> **Filed October 28, 2015**
> **File No. 333-207649**

Dear Mr. Gorczynski:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page of Prospectus

1. We note your disclosure beginning on page 46 regarding the termination provisions and how they could impact merger consideration. Please briefly summarize the potential impact to the merger consideration on the cover page. In addition, we note in your registration fee table that that you are seeking to offer 4,991,095 shares. Please clarify to us if that number of shares also includes the additional shares that could be issued to avoid termination as disclosed on page 47.

Questions and Answers about the Merger and the Annual meeting, page 1

2. Please include a Q&A that discloses the amount of Southcoast's ownership post-merger.

Summary

Support Agreements, page 13

3. You disclose that the directors of Southcoast have executed voting support agreements pursuant to which they agreed to vote their shares in favor of the merger subject to their termination if the board of directors withdraws its recommendation. Please file these agreements as exhibits or explain to us how you concluded that you are not required to do so.

Proposals Related to the Merger

Background of the Merger, page 32

4. You disclose that all of the bids submitted by interested parties were between $9.50 and $13.00 per share of Southcoast common stock. You also disclose that the board contacted one bidder with information relating to what an acceptable bid price was in order for them to be invited to the final round. Please revise to describe why the board subsequently contacted the two highest bidders with similar terms while simultaneously inviting the initial bidder with the understanding that its bid was the lowest.

BNC's Reasons for the Merger, page 34

5. Please revise to briefly discuss why BNC believes the transaction will be accretive to its earnings.

Representations and Warranties Made by BNC and Southcoast in the Merger Agreement, page 48

6. We note your disclosure concerning the representations, warranties and covenants contained in the merger agreement. Please note that disclosure regarding an agreement's representations, warranties or covenants (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use this disclosure, please revise it to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise

contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

Interests of the Directors and Officers of Southcoast in the Merger, page 54

7. Please revise the prospectus to include additional information relating to the retention agreements executed by four personnel, including two of Mr. Holmes' sons

8. Please file the employment and retention agreements referenced in this section as exhibits or explain to us why such information is not material to investors.

Material U.S. Federal Income Tax Consequences and Opinion of Tax Counsel, page 66

9. We note your disclosure on page 67 that "this discussion assumes that . . . the merger will constitute a reorganization with the meaning of . . . the Code." Please do not assume the material tax consequences at issue and remove this statement from your registration statement. Please refer to Staff Legal Bulletin No. 19 for guidance.

Incorporation of Certain Documents by Reference, page 74

10. We note that it does not appear that you properly incorporate future filings prior to the effective date of your registration statement. See Securities Act Forms Compliance and Disclosure Interpretations Question 123.05 for guidance. Please amend to incorporate by reference your most recent Forms 10-Q and any applicable current reports that are filed after your initial registration statement and prior to effectiveness.

Amendment to Agreement and Plan of Merger, page A-39

11. Please update your registration statement to clarify that the merger agreement was amended on September 15, 2015 and summarize the material changes that were made, if any.

Appendix B – Fairness Opinion, page B-1-3

12. We note the limitation on reliance by shareholders in the final paragraph of the fairness opinion provided by BSP Securities, a subsidiary of Banks Street Partners. The limitation appears inappropriate and should be deleted. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: James W. Stevens, Esq.